Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Vermilion Energy Trust files its Annual Information Form dated March 17,
     2008

     Specific for the Requirement of Section 2.2 of NI 51-101

     CALGARY, March 27 /CNW/ - Vermilion Energy Trust ("Vermilion" or the
"Trust") (VET.UN - TSX) today announces the filing of its Annual Information
Form for the year ended December 31, 2007. The AIF contains the Trust's
Statement of Reserves Data and Other Oil and Gas Information as required under
National Instrument 51-101. A copy of this document can be found on the SEDAR website at www.sedar.com.

     Vermilion focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia.
Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions. Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol
VET.UN

     %SEDAR: 00018945E          %CIK: 0001293135

     /For further information: Curtis W. Hicks, C.A., Executive VP & CFO, Paul
Beique, Director Investor Relations, 2800, 400 - 4th Avenue S.W., Calgary,
Alberta, T2P 0J4, TEL (403) 269-4884, FAX (403) 264-6306, TOLL FREE
1-866-895-8101, investor_relations(at)vermilionenergy.com,
www.vermilionenergy.com/
     (VET.UN.)

CO:  Vermilion Energy Trust

CNW 12:42e 27-MAR-08